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                                                           EXHIBIT 99.2



[LETTERHEAD]                                            [LOGO] CELANESE



CELANESE AG                                      Frankfurter Strasse 111
Media Relations                                  61476 Kronberg/Ts.
                                                 Germany
                                                 Telefax: +49(0)69/305-84160

Your Contacts:
Ralf Christner                                   Dr. Hans-Bernd Heier
Phone: +49(0)69/305-84040                        Phone: +49(0)69/305-7112
R.Christner@Celanese.com                         H.Heier@Celanese.com


Phillip Elliott                                  Andrea Stine (USA)
Phone: +49(0)69/305-33480                        Phone: +1 908 522 7784
P.Elliott@Celanese.com                           Fax: +1 908 522 7583
                                                 A.Stine@Celanese.com


Media Information
March 21, 2001



CELANESE CHEMICALS UPGRADES PROPRIETARY TECHNOLOGY AT CLEAR LAKE ACETIC ACID
PLANT

COMPENSATION FOR LOSSES SUFFERED IN SINGAPORE AGREED


    Celanese Chemicals today announced that it has achieved a major breakthrough in its proprietary acid optimization technology for the production of acetic acid. As a result of the breakthrough, output at the company's plant in Clear Lake, Texas, has risen to record levels over the past several months. By year-end, the new technology will be fully implemented, raising capacity by 20% to an annual 1.2 million metric tons. The required capital investment will be less than US$3 million.

    "We are really pleased that our commitment to R&D has enabled us to develop the new AO Plus technology. It makes what we believe was already the most efficient means of producing acetic acid even more cost-effective," said John O'Dwyer, head of the Acetyl Products business segment. "Furthermore, higher production levels have provided us with additional acetic acid with which to supply our Asian customers."

    As a result of the increase in production at Clear Lake, which coincides with an improvement in operating rates at the company's 500,000 metric ton acetic acid plant in Singapore, Celanese has fully resumed the supply of acetic acid and vinyl acetate to its Asian customers, as reported last week. In September, Celanese had declared force majeure due to an outside supplier's declaration of force majeure resulting from an inability to produce a reliable, ongoing supply
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of carbon monoxide (CO) to the Singapore plant. Recently, the CO supply has improved and specific plans to achieve satisfactory operating rates are expected in the third quarter.

    Celanese has also reached agreement on compensation in the amount of Euro 35 million for losses suffered as a result of the operating problems at the Singapore acetic acid plant for the time up to March 31, 2001.

    According to the Tecnon Consulting World Network Acetic Acid and Vinyl Acetate 1999-2009 World Survey, Celanese Chemicals is the world's leading producer of vinyl acetate monomer and acetic acid. The company's success is largely based on its highly efficient acid optimization technology, which employs the carbonylation of methanol. Research has already yielded a long history of improvements to this technology and allowed Celanese to expand the capacity of its Clear Lake plant from 590,000 metric tons in 1995 to 1 million tons in 1999 at very low cost.

    Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.

    Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of oriented polypropylene films (OPP), sweeteners and food ingredients.

    Celanese generated sales of around E 5.2 billion in 2000 and has about
13,200 employees. The company has 30 production plants and six research centers in 11 countries mainly in North America, Europe and Asia. Celanese
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AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ)
and on the New York Stock Exchange (symbol CZ).

    For further information please visit our website (www.celanese.com)